|
                             |                EMBRAER LOGO
                             |
                             |
                             |      EMBRAER ANNOUNCES FOURTH QUARTER 2004
                             |        AND FULL YEAR RESULTS IN US GAAP
                             |
                             | The company's operating and financial information
                             | is presented, except where otherwise stated, on
                             |  a consolidated basis in United States dollars
                             | (US$) in accordance with US GAAP. The financial
                             |     data presented in this document for the
                             |    year ended December 31, 2003 were derived
                             |      from our financial statements audited
                             |   by Deloitte Touche Tohmatsu. The financial
                             |     information for the fourth quarter 2003
                             |     and 2004 as well as for the year ended
                             |        December 31, 2004 are unaudited.
                             |   In order to better understand the Company's
                             |  operating performance, we are also presenting
                             |       at the end of this release certain
                             |         information in accordance with
                             | the Brazilian Corporate Law ("Brazilian GAAP").
                             |
                             |
       US GAAP               | Sao Jose dos Campos, March 17, 2005 - Embraer
                             | (Empresa Brasileira de Aeronautica S.A. - NYSE:
                             | ERJ; Bovespa: EMBR3 and EMBR4), the world's
                             | leading manufacturer of commercial jets up to
                             | 110 seats, announced that 2004 was a record
                             | year with net sales up 60.5% from 2003 totaling
                             | US$ 3.440 billion and net income totaling US$
                             | 380.2 million, equivalent to diluted earnings
                             | per ADS of US$2.17. The firm order backlog as
                             | of December 31, 2004 totaled US$10.1 billion.
                             |
                             | -------------------------------------------------
                             | 2004 in Perspective
                             | -------------------------------------------------
                             |
 BOVESPA: EMBR3, EMBR4       | Despite the continually difficult environment
      NYSE: ERJ              | faced by airlines worldwide, including some of
                             | our customers, 2004 was a positive year for
                             | Embraer as it celebrated its 35th anniversary.
   www.embraer.com           | During 2004, deliveries increased by 47% to 148
                             | jets, contributing to an increase in our revenues
                             | and income.
                             |
                             | As a result, 2004 will be recorded in Embraer's
  INVESTOR RELATIONS         | 35-year history as a year of record sales and
                             | profits. Due to a larger number of aircraft
                             | delivered, coupled with a better performance of
                             | the defense, corporate and customer support
                             | Company generated net sales of US$ 3,440.5
                             | million, 60% higher than in the previous fiscal
                             | year. At the same time, net income more than
                             | doubled compared to 2003 figures, totaling US$
Anna Cecilia Bettencourt     | 380.2 million.
     Andrea Bottcher         |
     Paulo Ferreria          | In addition to the significant growth in our
                             | revenues, our orderbook continued to be strong,
                             | totaling US$ 10.1 billion in firm orders and
                             | US$ 27.6 billion including options, which we
                             | believe is an important indicator of the
 Tel: (55 12) 3927 1216      | company's economic sustainability.
investor.relations@embraer   |
 .com.br                     | The driving force behind these positive results
                             | was the entry into service of the EMBRAER 170,
                             | the first member of the EMBRAER 170/190 family,
                             | which, since March of 2004, has been
                             | successfully operated by airlines in the U.S.
                             | and Europe. We were able to meet an intense
                             | delivery schedule for the first EMBRAER 170s -
                             | an achievement that demonstrates our production
                             | efficiency.
                             |
                             | Embraer continues to play an important role in
                             | promoting Brazil's exports. In 2004, the
                             | Company exported 92% of its sales, US$ 3.2
                             | billion, or 4% of Brazil's total trade balance,
                             | making Embraer Brazil's second largest
                             | exporter.
                             |
                             | In order to improve its supply chain
                             | efficiency, Embraer is attracting foreign
                             | partners and suppliers to operate in Brazil.
                             |
                             | Embraer booked 132 new orders during 2004,
                             | including 101 orders for the EMBRAER 170/190
                             | family and 31 for the ERJ 145 family. The
                             | largest order of the year was placed by Air
                             | Canada for 45 EMBRAER 190s, 15 EMBRAER 175s,
                             | and an option for 60 additional aircraft.
                             |
                             | We believe these achievements demonstrate that
                             | our ERJ 145 and EMBRAER 170/190 families have
                             | unique attributes that increase our competitive
                             | advantage in the global airline market. In
                             | 2005, the new family will continue to have an
                             | increasing participation in the company's
                             | future growth.
                             |
                             | Nevertheless, Embraer was adversely impacted
                             | after US Airways, one of our largest customers,
                             | filed for Chapter 11 in September 2004. As a
                             | result, we adjusted our delivery guidance for
                             | 2004 and 2005 to 145 deliveries each year, from
                             | 160 and 170 aircraft, respectively, and
                             | ultimately delivered 148 aircraft in 2004.
                             |

Highlights of the year for the ERJ 145 family include the delivery of the first five aircraft produced by our subsidiary in China, Harbin Embraer Aircraft Industry Company Limited, to China Southern Airlines, and the celebration of the delivery of the 800th ERJ, this which was delivered to Republic Airways - a milestone that we believe reaffirms the success of this family of aircraft in the regional airline market.

Embraer is building the Legacy's presence in the corporate aviation market and, at the same time, is analyzing new opportunities in this segment.

For the defense segment, 2004 represented an important breakthrough for the Company. The ERJ 145 platform was selected as part of the winning bid for the U.S. Army Aerial Common Sensor (ACS) program. Embraer, as part of the Lockheed Martin team, will provide its ERJ 145 platform for the U.S. Army's next-generation battlefield surveillance system. After the ACS announcement, Embraer, broke ground on a new aircraft assembly facility in Jacksonville, Florida, which will be dedicated to U.S. homeland security and defense projects. The contract has a potential value of over $7 billion to the team over the life of the expected 20-year program.

Customer satisfaction is the cornerstone of our success. We will continue to expand our services segment, not only in terms of maintaining excellent levels of fleet dispatchability, but also by increasing our maintenance and repair services available to our customers. We are increasing our services in the U.S., where, as of 2004, we have had a presence for 25 years, by expanding Embraer Aircraft Maintenance Services (EAMS), our repair, maintenance, and overhaul facility in Nashville, Tennessee. In addition, we are acquiring a 65% interest in OGMA - Industria Aeronautica de Portugal S.A., located in Alverca, Portugal and we are also planning to expand our services in Brazil.

--------------------------------------------------------------------------------
Fourth Quarter Highlights
--------------------------------------------------------------------------------

o Net sales during the fourth quarter were US$953.5 million compared to US$649.1 million during 4Q03.

o Net income was US$83.0 million, equivalent to earnings per diluted ADS of US$ 0.47, compared to net income of US$ 67.9 million and earnings per diluted ADS of US$ 0.39 during 4Q03.

o During the fourth quarter 42 jets were delivered, 34 to the commercial aircraft market and eight Legacy aircraft to the corporate aircraft market.

o The Legacy Executive jet received authorization to operate at London City Airport (LCY) in October. The Legacy Executive is the largest corporate aircraft in terms of cabin size certified to operate at LCY.

o In November, Air Canada placed an additional firm order for 15 EMBRAER 175 airliners and 15 options, becoming the launch customer of this model.

o In December, startup airline Hong Kong Express Airways Ltd (HKE) placed an order through GECAS for four EMBRAER 170 aircraft configured with 76 seats. HKE will be the launch customer for the EMBRAER 170, not only in China, but for all of Asia.

o In December, the largest aircraft ever built by Embraer, the EMBRAER 195 commercial airliner, made its maiden flight and the EMBRAER 175 airliner was granted the type certificate from the Brazilian civil aviation regulatory agency.

o At the end of the year, Empordef (The Portuguese Defense Company) had selected the Embraer and European Aeronautic Defense and Space Company EADS N.V. (EADS) consortium's proposal to acquire 65% of OGMA - Industria Aeronautica de Portugal S.A. for a total amount of (euro)11.4 million.

--------------------------------------------------------------------------------
Income Statement Highlights
--------------------------------------------------------------------------------

A comparative table of the main items of Embraer's consolidated income statements is presented below for the three months ended December 31, 2003 and 2004 (4Q03 and 4Q04), the three months ended September 30, 2004 (3Q04) and for the fiscal years ended December 31, 2003 and 2004 (FY2003 and FY2004).



------------------------------------------------------------------------------------------------------------------------------------
     Income Statement Unaudited                           3Q04             4Q03            4Q04            FY2003           FY2004
                                              In US$ millions, except % and earnings per ADS
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                936.5            649.1           953.5           2,143.5         3,440.5
Gross Profit                                             311.3            238.7           358.5             808.4         1,173.2
Gross Margin                                              33.2%            36.8%           37.6%             37.7%           34.1%
Selling, general, administrative
  and other expenses                                    (133.1)          (116.2)         (159.6)           (350.1)         (523.5)
Research and development                                 (34.5)           (47.4)          (39.1)           (173.2)          (44.5)
Employee profit sharing                                  (16.8)           (12.5)          (18.2)            (20.4)          (61.2)
Income from operations                                   126.9             62.6           141.6             264.7           544.0
Operating margin                                          13.6%             9.6%           14.9%             12.3%           15.8%
Interest income(expense), net                              7.9            (10.3)          (42.5)           (140.7)          (38.0)
Foreign exchange gain (loss), net                         14.0             (3.1)           (7.3)            (16.5)          (12.2)
Other non-operating income (expense), net                  -                8.8            (0.1)              0.7            (0.1)
Income before income taxes                               148.8             58.0            91.7             108.2           493.7
Income tax benefit (expense)                             (34.8)             9.7            (8.7)             28.0          (112.2)
Minority interest                                         (0.3)             0.2             -                (0.2)           (1.3)
Net income                                               113.7             67.9            83.0             136.0           380.2
Net margin                                                12.1%            10.5%            8.7%              6.3%           11.1%
Earnings per ADS - basic                                0.6539           0.3917          0.4308            0.7867          2.1842
Earnings per ADS - diluted                              0.6498           0.3874          0.4739            0.7807          2.1710



Net Sales and Cost of Sales & Services

Due to a larger volume of aircraft deliveries and a product mix with a higher value, Embraer's net revenues during 4Q04 reached US$ 953.5 million, a 46.9% increase over revenues in the same period last year.

During 4Q04, 42 jets were delivered - 24 from the ERJ 145 family, 10 EMBRAER 170s and eight Legacys - a 40% increase over the same period last year. Over the year, 148 units were delivered representing an increase of 47% over the 101 aircraft delivered the year before.

Due to a repurchase commitment related to five ERJ 145s and one ERJ 135 delivered in 2004, the revenues for these deliveries were accounted for as income from operating leases.


------------------------------------------------------------------------------------------------------------------------------------
     Aircraft delivered
        by Segment                                      3Q04              4Q03             4Q04          FY2003           FY2004
------------------------------------------------------------------------------------------------------------------------------------
Commercial                                                38                23               34              87              134
------------------------------------------------------------------------------------------------------------------------------------
ERJ 135                                                    -                 1              1(1)             14              1(1)
ERJ 145                                                   25                22             23(2)             57             87(5)
ERJ 140                                                    -                 -                -              16                 -
EMBRAER 170                                               13                 -               10               -                46

------------------------------------------------------------------------------------------------------------------------------------
Defense                                                    -                 1                -               1                1
------------------------------------------------------------------------------------------------------------------------------------
EMB 145                                                    -                 1                -               1                1

------------------------------------------------------------------------------------------------------------------------------------
Corporate                                                  2                 6                8              13               13
------------------------------------------------------------------------------------------------------------------------------------
Legacy/Shuttle                                             2                 6                8              13               13

------------------------------------------------------------------------------------------------------------------------------------
Total                                                     40                30               42             101              148
------------------------------------------------------------------------------------------------------------------------------------

Deliveries identified by parenthesis are accounted for as operating lease.


Therefore, during FY2004, commercial airline net sales reached US$2,579.4 million, an increase of 69% over FY2003. In addition, Embraer's net revenues include sales to the defense, corporate and customer services market, which combined reached 25% of total net revenue.

With the beginning of the serial production of the ALX and the advancements made in the F5 program for the Brazilian Air Force, net revenues for the defense market increased 39.4% in 2004.


As a result, 2004 represents a milestone in Embraer's 35-year history, as it achieved record revenues, driven by the first deliveries of the EMBRAER 170, a larger volume of aircraft delivered, and a good performance of the defense, corporate and customer services segments.


------------------------------------------------------------------------------------------------------------------------------------
             Net sales
            by segment                 3Q04                4Q03                4Q04                FY2003               FY2004
------------------------------------------------------------------------------------------------------------------------------------
                                    US$        %        US$        %        US$        %       US$        %          US$       %
Commercial Airline                760.4     81.2      417.8     64.4      627.2     65.8   1,526.4     71.2      2,579.4    75.0
Defense                            80.6      8.6       98.0     15.1       88.7      9.3     262.4     12.2        365.8    10.6
Corporate                          39.0      4.2       57.5      8.9      151.2     15.9     175.4      8.2        245.7     7.1
Customer services and others       56.5      6.0       75.8     11.7       86.4      9.1     179.3      8.4        249.6     7.3
------------------------------------------------------------------------------------------------------------------------------------
Total                             936.5    100.0      649.1    100.0      953.5    100.0   2,143.5    100.0      3,440.5   100.0
------------------------------------------------------------------------------------------------------------------------------------


Due to a better product mix, combined with higher corporate jet deliveries and improvements in the EMBRAER 170 production learning curve, gross margin in 4Q04 reached 37.6%, higher than the 36.8% recorded in 4Q03.


Operating Expenses & Income from Operations

Due to the increase in net sales, income from operations reached US$ 141.6 million in 4Q04, two times higher than in the same period last year. Therefore, total operating expense as a percentage of net sales decreased from 27.1% in 4Q03 to 22.7% in 4Q04. The Company's operating margin in 4Q04 reached 14.9% compared to 9.6% in the same period last year.

General administrative expenses increased 19.3% over 4Q03 reaching US$ 42.3 million, due to the appreciation of the real against the US dollar, considering that roughly 80% of the company's administrative costs are denominated in reais.

Selling expenses were US$ 76.6 million in 4Q04 compared to US$ 57.9 million in the same period last year. Selling expenses are directly related to aircraft deliveries.

Since the EMBRAER 170/190 program is reaching its final development phase, research and development expenses in 4Q04 totaled US$ 39.1 million compared to US$ 47.5 million in the same period last year.

In 2004, Embraer recognized an operating income of US$ 108.6 million in payments received from the Company's risk sharing partners related to the certification of the EMBRAER 170 and EMBRAER 175 and the fulfillment of certain contractual milestones. Therefore, net research and development in 2004 was US$ 44.5 million compared to US$ 173.2 million in the previous year. The remaining US$140.0 million in cash advances already received from the EMBRAER 170/190 risk sharing partners is expected to be recognized as operating income over the coming years.

Other net operating expenses totaled US$ 40.6 million, of which US$ 21.6 million was related to a tax fine provision associated to taxes and social charges under legal dispute.

In FY 2004, income from operations totaled US$ 544.0 million with an operating margin of 15.8% compared to US$ 264.7 million and 12.3% in the previous year.

Net Income

Driven by higher net sales, net income for the year increased by US$ 244.2 million to US$ 380.2 million, equivalent to US$2.17 per diluted ADS.

Embraer's net income in 4Q04 increased 22.2% over the same period last year, and reached US$ 83.0 million, equivalent to US$ 0.47 per diluted ADS.

Due to higher debt levels as well as lower average cash, cash equivalents and short-term investments available during the 4Q04, interest expenses, net reached US$ 42.5 million compared to an expense of US$ 10.4 million in the same period last year.

Due to a 3.9 % appreciation of the real against the U.S. dollar in the 4Q04 compared to 0.9% in the 4Q03, foreign exchange loss increased from US$ 3.1 million in the 4Q03 to US$ 7.3 million this quarter.

This quarter's income taxes totaled US$ 8.7 million and represented an effective rate in US GAAP of 9.5%. Embraer's statutory tax rate is 34%. The difference between the statutory and effective US GAAP tax rate is a result of recognition of interest on shareholders' equity of US$ 61.8 million distributed in the quarter, which is deductible for tax purposes.

--------------------------------------------------------------------------------
Balance Sheet Highlights
--------------------------------------------------------------------------------

As of December 31, 2004, Embraer's cash, cash equivalents and short-term investments were US$1,360.7 million. On the same date, short and long term loans (excluding non recourse debt) amounted US$1,338.7 million. Therefore, the Company had a net cash position (total loans minus cash, cash equivalents and short-term investments) of US$ 22.0 million.

Due to the learning curve associated with the production of the EMBRAER 170, Embraer negotiated with its suppliers to extend the payment terms for the first units produced. As a result, accounts payable to suppliers increased US$ 287.5 million in the first nine months of 2004. As the first EMBRAER 170s were delivered, these obligations were met during 4Q04, which resulted in US$ 242.2 million in payments to suppliers in the last quarter.

The combination of payments made to suppliers and higher inventory levels resulted in a decrease of the Company's net cash position.



--------------------------------------------------------------------------------------------------------------------------
                              Balance Sheet Data                                  4Q03            3Q04            4Q04
                               (in US$ millions)
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                        1,265.8        1,389.4          1,314.0
Short term investments                                                               -              -               46.7
Trade accounts receivable                                                          356.4          703.4            685.8
Inventories                                                                      1,172.9        1,390.1          1,428.3
Fixed assets                                                                       402.6          375.1            381.3
Suppliers                                                                          404.1          802.1            559.9
Loans                                                                            1,043.7        1,169.2          1,338.7
Shareholders' equity                                                             1,169.2        1,327.4          1,353.9
Net cash                                                                           222.1          220.2             22.0
*Net Cash = Cash and Cash Equivalents + Short-Term Investments - Loans



Trade Accounts Receivable

During the quarter, trade accounts receivable remained relatively stable at US$
685.8 million. Of this total amount, approximately US$ 529.0 million is related to aircraft delivered for which sales financing arrangements are under a structuring process.

Because of US Airways' bankruptcy filing, deliveries to the airline have been suspended since September 2004. Prior to September, Embraer had delivered 22 EMBRAER 170 aircraft to US Airways, 15 of which had been financed by GECAS. The remaining seven aircraft have been accounted for as trade accounts receivable.

Inventories


Due to the rescheduling of aircraft deliveries in 2004, inventories increased by US$255.4 million during the year to US$ 1,428.3 million our highest historical levels.

Short Term and Long Term Loans

Due to increased working capital needs during 4Q04, total short and long term loans increased by US$ 169.5 million in 4Q04, totaling US$ 1,338.7 million at the end of the year, 62.2% of which is long-term loans.

Of the total debt, US$336.7 million is effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 12.4% per annum.

The remaining US$1,002.0 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 5.4% per annum.





Cash, Cash Equivalents and Short-Term Investments

Of the total US$1,360.7 million balance in cash, cash equivalents and short-term investments, US$765.7 million is denominated in US dollars and the remaining 56.3% comprises investments primarily in reais. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, substantially denominated in reais.

--------------------------------------------------------------------------------
Capital Expenditures
--------------------------------------------------------------------------------

Improvements and Modernization

Investments in the Company's improvements and modernization of industrial and engineering processes, machinery and equipment totaled US$ 16.0 million during 4Q04, which when added to the US$ 34.1 million incurred during the first nine months of 2004, results in total capital expenditures of US$ 50.1 million in 2004.

--------------------------------------------------------------------------------
Supplementary Information according to Corporate Law (Brazilian GAAP)
--------------------------------------------------------------------------------

Today Embraer also reported its FY2004 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below follows a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 2004 totaled R$10,231.2 million and gross profit was R$3,408.3 million, with a gross margin of 33.3%. Income from operations for the period (including employee profit sharing) totaled R$1,740.2 million, with an operating margin of 17.0%. Income before taxes was R$1,597.3 million (15.6% of net sales). Income tax and social contribution totaled R$332.9 million, representing an effective tax rate of 20.8%. Net income for the period totaled R$1,255.8 million (12.3% of net revenues).


--------------------------------------------------------------------------------
The Commercial, Corporate, Defense and Customer Services Markets
--------------------------------------------------------------------------------

Commercial Airline Market

The commercial airline industry is facing a period of difficulties and transformation, marked by the continuous reduction in average airfare prices, increased competition from low cost airlines, and by high levels of fuel prices. Despite the increase in passenger traffic levels in 2004 and the continuous efforts to reduce costs, recovery in the airline sector, especially by major airlines in the U.S., has been slower than anticipated.

The commercial aviation business is not facing just a periodic crisis, but rather is experiencing a period of great change, from which should result a more agile and better cost-structured financing system leading to more profitable operations. As a result, we believe that the initiatives established by our 1999 business plan and the development of the EMBRAER 170/190 jet family have enabled Embraer to place itself in a strategic and favorable market position going forward.

Embraer celebrated 35 years in 2004 and is the only aircraft manufacturer in the world offering a complete line of jets with capacity of up to 110 passengers. We believe Embraer jets combine superior levels of comfort and performance and have been designed to meet current market needs.

In 2004, the EMBRAER 170 received final type certification from the Brazilian, U.S. and European aviation authorities, a milestone in the development of the EMBRAER 170/190 program.

The EMBRAER 175, the second member of the EMBRAER 170/190 family, received certification from the Brazilian aviation authorities in December, and we expect the it will be certified by the European and Canadian authorities during the first half of 2005.

Development of the EMBRAER 190 also reached important milestones in 2004, as the aircraft made its maiden flight in March and continued its development campaign to obtain on-time certification, followed by entry- into -service expected in the third quarter of 2005.

The EMBRAER 195, the largest aircraft produced by Embraer, made its maiden flight and started its flight test campaign in December. Certification for this aircraft is expected in the second quarter of 2006.

During the year, we received 41 new orders and two new customers, Finnair and Hong Kong Express, for the EMBRAER 170. Our jets were also ordered by Air Canada, which placed an order for 45 EMBRAER 190s, and became the launch customer of the EMBRAER 175 by placing an order for 15 aircraft of this model. In Latin America, COPA, a Panamanian airline, became the region's launch customer of the new family jets placing an order for 10 EMBRAER 190s.

The ERJ 145 family celebrated in May the delivery of the 800th aircraft, this one to Chautauqua Airlines, another milestone for one of the best- sellers in the commercial aviation market worldwide.

In 2004, Embraer booked 31 new orders for the ERJ 145 family. Luxair of Luxembourg ordered two ERJ 135s, which will be added to its current fleet of eight ERJ 145s. In addition, the first five ERJ's produced by Harbin Embraer Aircraft Industry Company, a joint venture between Embraer and the Chinese company AVIC II, were delivered to China Southern Airlines. We also delivered five ERJ 145s to the Mexican airline Aerolitoral, which is the first airline in Mexico to operate Embraer jets.

As of December 31, 2004, the Commercial Airline Market segment had the following backlog position:

                               Firm                                   Firm Order
    Aircraft                   Orders     Options      Delivered       Backlog

    ERJ 135                     123          2           106             17
    ERJ 140                     94          20           74              20
    ERJ 145                     684         314          618             66
    EMBRAER 170                 158         177           46             112
    EMBRAER 175                 15           -            -              15
    EMBRAER 190                 155         230           -              155
    EMBRAER 195                 15          20            -              15
    Total                     1,244         763          844             400


Corporate Aircraft Market

During the fourth quarter of 2004, Embraer delivered a higher number of Legacys compared to previous quarters, reaching 13 aircraft at year-end.

Some of the main improvements made to the Legacy during 2004 include the expansion of its landing and takeoff envelope at airports located at up to 8,500 feet above sea level, a new cabin configuration, a revised maintenance plan (which resulted in a decrease of 18% in the number of work-hours and a 5% reduction of maintenance costs), authorization to operate at London City Airport, and the addition of a new feature of wireless fidelity technology (Wi-Fi) offering high-speed data connectivity around the globe.

In October, Harrods Aviation became an authorized Legacy sales representative in the United Kingdom and Ireland, a move that will help increase our presence in that market.

We believe the corporate aviation market presents excellent growth opportunities and is part of Embraer's strategy towards increased diversification and continuous revenue growth.


Defense Market


Embraer's strategy in the defense segment consists of offering customers integrated products for diversified missions such as: intelligence, surveillance, and reconnaissance (ISR) with the EMB 145 AEW&C, MP/ASW, and AGS; training and combat aircraft with the ALX Super Tucano, AMX, and AMX-T; and personnel transport with the EMB 135/145, Legacy, and EMB 120 Brasilia.

The year 2004 was marked by strategic achievements in the defense segment. As part of a team lead by Lockheed Martin, Embraer won the Aerial Common Sensor project awarded by the US Army, which will be based on the platform of the ERJ
145. We believe this represents an important victory and could lead to future opportunities for Embraer, as this contract enables us to enter the largest and most sophisticated defense market in the world. The ACS will replace current ISR aircraft, including the Army's Guardrail Common Sensor, the Airborne Reconnaissance Low aircraft and the Navy's fleet of EP-3 aircraft.

Net sales for this segment represented 11% of 2004 total revenues compared to 12% in 2003. Embraer expects to increase participation of the defense segment to 17% in 2005, reaching 20% of total revenues by 2007.

In the authority transport division, Embraer delivered the third ERJ 145 to SATENA, a Colombian State-owned airline, which has been operating our aircraft since 2002. Also in 2004, TAME, an Equadorian company, signed a memorandum of understanding to purchase two EMBRAER 170s and one EMBRAER 190, with an additional option for four aircraft.

Two ISR aircraft in the maritime patrol configuration, EMB 145 MP, and one Airborne Early Warning and Control aircraft, EMB 145 AEW&C, were delivered to the Mexican government in 2004. Additionally, the Greek government took delivery of the first of four EMB 145 AEW&C aircraft ordered by the Greek Air Force.

During 2004, Embraer made advancements on three projects for the Brazilian Air Force - production of the ALX Super Tucano, modernization of the F-5 fighters, and modernization of the A-1 (AMX) attack aircraft.

With the beginning of serial production of the ALX Super Tucano, seven units were delivered to the Brazilian Air Force in 2004, and are being successfully operated. The ALX Super Tucano is a light attack aircraft, specially developed to operate in severe weather conditions and rough terrains, with sophisticated navigation, attack, training and flight simulator systems.

Modernization of the 46 F-5 BR fighters for the Brazilian Air-force is progressing as scheduled, and at year end 12 units were in the production line and two pre-series aircraft were being used for flight testing. The upgraded F-5 BRs will have new technology contributing to better operational performance. Delivery of the first units is currently expected in the first quarter of 2005.

Customer Services

In November, Embraer signed an agreement with Hawker Pacific to provide logistics support to Embraer's EMB 110 and EMB 120 fleet in Australia and the Pacific region.

Embraer continues to increase the number of services offered to its customers, not only to improve fleet dispatchability levels, but also to provide maintenance and repair services. In Europe, an Embraer-led consortium is acquiring a 65% stake in OGMA - a maintenance, repair and overhaul (MRO) facility in Portugal, which was privatized in December. In the U.S., Embraer is expanding its MRO facility in Nashville, Tennessee.

Important achievements were reached in 2004 in terms of maintenance improvements. The Legacy maintenance plan was revised, cutting costs by over 5%, the ERJ 145 inspection interval for C-Checks increased by 25%, and the EMBRAER 170 presented a 2% lower fuel consumption than previously expected, resulting in a higher payload of 9.000 kg.

Backlog

At the end of FY2004, Embraer's firm order backlog, including orders from the Commercial Airline, Corporate, and Defense Markets, was US$10.1 billion. Below is the total backlog at the end of each quarter for the last five quarters:

                            Firm Backlog US$ Billion



                4Q03          1Q04          2Q04          3Q04          4Q04
----------------------------------------------------------------------------
Firm Orders     10.6          10.9          10.5          11.0          10.1



--------------------------------------------------------------------------------
Investor Relations
--------------------------------------------------------------------------------

As the aerospace industry continues to face a challenging environment, including some of our customers who were adversely impacted in 2004, Embraer's
American Depositary Shares, which trade on the New York Stock Exchange, closed at US$ 33.44 on the last business day of 2004, representing a 5.5% depreciation for the year.


Embraer's common (ON) and preferred (PN) shares trade on the Sao Paulo Stock Exchange (BOVESPA) and recorded a devaluation in 2004 of 13.6% and 18.1%, closing at R$ 15.80 and R$ 22.20, respectively. During the same period, the Bovespa index increased 17.8%.


In 2004, Embraer ADSs traded on the NYSE experienced a 22% increase in liquidity compared to 2003. The average daily trading volume of ADSs on the NYSE was 547,000, corresponding to a financial volume of US$ 15.5 million. The average daily trading volume of the preferred and common shares on the Brazilian stock markets in 2004 was approximately 523,000 and 222,000, corresponding to a financial volume of R$10.9 million and R$3.5 million, respectively. The average daily trading volume on the Sao Paulo Stock Market in 2003 was approximately 962,000 preferred shares, corresponding to R$ 13.4 million, and 246,000 common shares, corresponding to a financial volume of R$ 2.8 million.

Embraer's market capitalization reached US$ 6.0 billion at year-end, compared to US$ 6.5 billion on December 31, 2003.

Based on a consolidated net income of R$ 1,255.8 million, Embraer distributed during 2004 R$ 585.2 million in the form of interest on shareholders' equity, equivalent to US$ 1.08 per ADS. This corresponds to a dividend pay-out ratio of 46.6%, significantly higher than the 25% minimum required by Brazilian statutory law.


-----------------------------------------------------------------------------------------------------------------------
                                                                             Value per Share R$         Value per ADS
2004                               Approval Date      Payment Date        Voting         Preferred          (US$)
-----------------------------------------------------------------------------------------------------------------------
Interest on Equity 1Q                3/12/2004       4/8/2004                0.13              0.14             0.2
Interest on Equity 2Q               06/25/2004       07/15/2004              0.21              0.23             0.26
Interest on Equity 3Q               09/20/2004       10/15/2004              0.21              0.23             0.27
Interest on Equity 4Q               12/17/2004       01/14/2005              0.21              0.23             0.35
-----------------------------------------------------------------------------------------------------------------------
FY 2004                                                                      0.76              0.84             1.08
-----------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Recent Events
--------------------------------------------------------------------------------

Republic adds 16 EMBRAER 170s for Delta Connection

On January 19, 2005, Embraer announced that Republic Airways Holdings added 16 firm and 34 option EMBRAER 170s to its order book. This brings Republic's order book for EMBRAER 170s to 39 firm orders and 61 options. Of the 16 new firm aircraft, two were already accounted for in Embraer's fourth-quarter 2004 order book.

The list price value of the firm portion of the new contract for 16 aircraft is US$ 400 million, with a potential to reach US$ 1.5 billion if all options are converted. Embraer expects to begin deliveries of these aircraft in June 2005 and continue through mid-2006.

Republic will use the new firm aircraft to supply service to Delta Air Lines as a Delta Connection carrier. Republic already flies the EMBRAER 170 for United Airlines as part of its United Express service, and has taken delivery of 13 E-Jets to date. Through its subsidiaries, the company is one of the largest operators of Embraer aircraft with more than 110 ERJs and E-Jets.

Embraer signs MoU with India for development of new AEW&C system

On February 8, 2005, Embraer signed a memorandum of understanding with the Indian Defense, Research and Development Organization to support the Indian Air Force new Airborne Early Warning & Control system development. The new system will be based on EMB 145 Intelligence, Surveillance and Reconnaissance platform, one of the world's best selling ISR platforms.

The initial contract is expected to include three EMB 145 AEW&C aircraft and technical support during the development effort. An order for additional aircraft could materialize in the future, based on a successful first development phase.

European commerce authorities approve Embraer's acquisition of OGMA

On March 9, 2005, government commerce authorities from Portugal, Germany and Italy approved the acquisition of OGMA - Industria Aeronautica de Portugal S.A. by a consortium formed by Embraer and the European Aeronautic Defense and Space Company (EADS).

The Embraer-led consortium was chosen to lead the privatization of OGMA in late December 2004, with AIRHOLDING, SGPS, S.A. buying a 65 percent stake in the company from Empresa Portuguesa de Defesa (EMPORDEF). EMPORDEF, controlled by the Portuguese government, will retain 35 percent of OGMA's shares.



--------------------------------------------------------------------------------
Conference Call Information
--------------------------------------------------------------------------------

Embraer cordially invites you to participate in a conference call to review its 2004 Results in US GAAP, to be held March 18, 2005 at 10:00 a.m. Eastern Standard Time.

Dial- in numbers:
US Participants:            (1 800) 860-2442
International Participants: (1 412) 858 4600
Brazilian Participants:     (11) 4613 0502
Security Access Code: Embraer

The conference call will also be broadcast live at www.embraer.com


For additional information please contact:
Embraer - Empresa Brasileira de Aeronautica S/A

Anna Cecilia Bettencourt
(55 12) 3927 1216
acecilia@embraer.com.br

Andrea Bottcher
(55 12) 3927 3054
abottcher@embraer.com.br




--------------------------------------------------------------------------------
This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
--------------------------------------------------------------------------------

                                           EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                                                 CONDENSED CONSOLIDATED BALANCE SHEETS
                                                    (in thousands of U.S. dollars)

                                                              A S S E T S

------------------------------------------------------------------------------------------------------------------------------------
                                                                               As of September 30,           As of December 31,
                                                                                      2004                          2004
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
     Cash and cash equivalents                                                          1,389,425                    1,314,038
     Short-term investments                                                                     -                       46,738
     Trade accounts receivable, net                                                       590,370                      566,127
     Collateralized accounts receivable                                                   145,987                       70,599
     Inventories                                                                        1,372,745                    1,408,608
     Deferred income taxes                                                                133,202                      104,417
     Other                                                                                364,817                      364,982

------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    3,996,646                    3,875,509
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
------------------------------------------------------------------------------------------------------------------------------------
     Trade accounts receivable, net                                                       113,061                      119,678
     Collateralized accounts receivable and residual value                              1,297,497                      802,395
     Customer and commercial financing                                                    213,912                      332,761
     Inventories                                                                           17,361                       19,674
     Property, plant and equipment, net                                                   375,137                      381,265
     Investments                                                                           82,744                       48,267
     Deferred income taxes                                                                111,900                      252,432
     Other                                                                                283,080                      286,575

------------------------------------------------------------------------------------------------------------------------------------
Total noncurrent assets                                                                 2,494,692                    2,243,047
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                                   6,491,338                    6,118,556
------------------------------------------------------------------------------------------------------------------------------------



                                                 LIABILITIES AND SHAREHOLDERS' EQUITY


----------------------------------------------------------------------------------------------------------------------------------
                                                                               As of September 30,           As of December 31,
                                                                                         2004                          2004
----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
     Loans                                                                                427,507                      513,281
     Accounts payable to suppliers                                                        802,073                      556,492
     Customer advances                                                                    395,038                      375,548
     Non-recourse and recourse debt                                                       375,360                      351,405
     Other accounts payable and accrued liabilities                                       525,908                      414,789
     Deferred income taxes                                                                  4,123                       14,997
     Contingencies                                                                        375,535                       89,589

----------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                      2,905,544                    2,316,101
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
     Loans                                                                                741,656                      825,448
     Accounts payable to suppliers                                                                                       3,450
     Customer advances                                                                    112,812                      103,615
     Contribution from suppliers                                                          145,752                      140,037
     Non-recourse and recourse debt                                                     1,068,125                      654,291
     Other accounts payable and accrued liabilities                                        97,747                      166,361
     Deferred income taxes                                                                 49,009                      147,846
     Contingencies                                                                         22,076                      386,096

----------------------------------------------------------------------------------------------------------------------------------
         Total long-term liabilities                                                    2,237,177                    2,427,144
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                          21,185                       21,443
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:                                                                   1,327,432                    1,353,868
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         6,491,338                    6,118,556
----------------------------------------------------------------------------------------------------------------------------------


                                           EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                                              CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                          in thousands of U.S. dollars except per share data



------------------------------------------------------------------------------------------------------------------------------------
                                                               Three Months Ended                            Year ended
                                                December 31, 2003      December 31, 2004    December 31, 2003   December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                 649,084                953,534            2,143,460           3,440,533
-----------------------------------------------------------------------------------------------------------------------------------

Cost of sales and services                               (410,334)              (595,047)          (1,335,032)         (2,267,330)

------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                              238,750                358,487              808,428           1,173,203
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Operating expenses
------------------------------------------------------------------------------------------------------------------------------------
     Selling expenses                                     (57,882)               (76,566)            (206,246)           (342,883)
     Research and development                             (47,455)               (39,071)            (173,216)            (44,506)
     General and administrative                           (35,504)               (42,346)            (114,743)           (139,357)
     Employee profit sharing                              (12,497)               (18,243)             (20,399)            (61,199)
     Other operating expense, net                         (22,771)               (40,672)             (29,060)            (41,272)
     Equity in income (loss) from affiliates                    -                      -                   51                   -

------------------------------------------------------------------------------------------------------------------------------------
Income from operations                                     62,641                141,589              264,815             543,986
------------------------------------------------------------------------------------------------------------------------------------

     Interest income (expense), net                       (10,384)               (42,548)            (140,755)            (38,000)
     Foreign exchange gain (loss), net                     (3,079)                (7,250)             (16,500)            (12,218)
     Other non-operating income (expense), net              8,845                   (130)                 711                (117)

------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 58,023                 91,661              108,271             493,651
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Income tax benefit (expense)                                9,689                 (8,708)              27,990            (112,139)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Income before minority interest                            67,712                 82,953              136,261             381,512
------------------------------------------------------------------------------------------------------------------------------------

Minority interest                                             157                     15                 (217)             (1,306)

------------------------------------------------------------------------------------------------------------------------------------
Net income                                                 67,869                 82,968              136,044             380,206
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     Earnings per share
------------------------------------------------------------------------------------------------------------------------------------
     Basic
         Common                                           0.0890                  0.1084               0.1788              0.4964
         Preferred                                        0.0979                  0.1192               0.1967              0.5460

     Diluted
         Common                                           0.0890                  0.1077               0.1779              0.4934
         Preferred                                        0.0968                  0.1185               0.1957              0.5428

------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares (thousands of shares)
------------------------------------------------------------------------------------------------------------------------------------
     Basic
         Common                                           242,544                242,544              242,544             242,544
         Preferred                                        472,635                475,555              471,228             475,797

     Diluted
         Common                                           242,544                242,544              242,544             242,544
         Preferred                                        477,892                479,778              474,840             480,020

------------------------------------------------------------------------------------------------------------------------------------
Earnings per share - ADS basic (US$)                      0.3917                  0.4308               0.7867              2.1842
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share - ADS diluted (US$)                    0.3874                  0.4739               0.7807              2.1710
------------------------------------------------------------------------------------------------------------------------------------

                                           EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          in thousands of U.S. dollars except per share data


------------------------------------------------------------------------------------------------------------------------------------
                                                           Three Months ended on December 31,        Year ended December 31,
                                                               2003                2004            2003                   2004
------------------------------------------------------------------------------------------------------------------------------------
Operating activities
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                  67,869              82,968          136,044               380,206
   Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
       Depreciation and amortization                           10,955              15,435           58,877                59,685
       Allowance for doubtful accounts                          1,751               2,088            4,531                   908
       Provision for inventory obsolescence                   (12,193)              3,891          (18,042)               31,915
       Provision for contingencies                                  -              21,826                -                21,826
       Deferred income taxes                                   (8,370)             (1,936)         (35,676)                4,511
       Foreign exchange loss (gain), net                        3,079               7,250           16,500                12,218
       Loss (gain) on disposition of assets                     1,846                 137            1,113                   178
       Equity in income (loss) from affiliates                     (1)                  -              (51)                    -
       Interest accrued in excess of interest paid (paid
       in excess of accrued)                                    1,002             (19,058)          15,504               (28,248)
       Minority interests                                        (156)                (15)             217                 1,306
       Other                                                   12,414                (245)          10,624                (3,508)
------------------------------------------------------------------------------------------------------------------------------------
                                                               78,196             112,341          189,641               480,997
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities:                            360,628            (299,039)          49,993              (475,668)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities           438,824            (186,698)         239,634                 5,329
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Investing activities
------------------------------------------------------------------------------------------------------------------------------------
     Purchase of property, plant and equipment                (22,656)            (16,017)         (64,765)              (50,075)
     Net additions to investments                             (10,297)             (9,675)         (10,297)              (61,119)
     Proceeds from sale of property, plant and equipment           80                  32            2,395                   163

------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                         (32,873)            (25,660)         (72,667)             (111,031)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Financing activities
------------------------------------------------------------------------------------------------------------------------------------
     Repayment of loans                                      (127,652)           (704,755)        (427,246)           (1,297,343)
     Proceeds from borrowings                                 108,384             857,782          902,955             1,587,503
     Proceeds from issuance of shares                           2,210                 745            3,960                 3,251
     Dividends and/or interest on capital paid                 (4,450)            (57,078)         (67,483)             (185,537)
     Payments on capital lease obligations                     (2,007)               (876)          (8,395)               (4,682)

------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities           (23,515)             95,818          403,791               103,192
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                         2,050              41,153           38,240                50,728
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents               384,486             (75,387)         608,998                48,218
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                881,334           1,389,425          656,822             1,265,820
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                    1,265,820           1,314,038        1,265,820             1,314,038
------------------------------------------------------------------------------------------------------------------------------------
